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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ------------------------

                                  SCHEDULE TO

  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

                           ------------------------

                                BI, INCORPORATED
                           (Name of Subject Company)

                         KBII Acquisition Company, Inc.
                          a wholly owned subsidiary of

                              KBII Holdings, Inc.
                                   (Offerors)
                           (Names of Filing Persons)

                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)

                           ------------------------


                                   055467203
                     (CUSIP Number of Class of Securities)

                             Christopher  Locovara
                                111 Radio Circle
                          Mount Kisco, New York 10549
                            Telephone (914) 241-7430
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                WITH COPIES TO:

                             Gregory K. Gale,  Esq.
                           600 Peachtree Street, N.E.
                             Atlanta, GA 30308-2216
                            Telephone (404) 888-4000

                           Calculation of Filing Fee

--------------------------------------------------------------------------------
    Transaction Valuation:                              Amount of filing fee:
            N/A                                                  N/A
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     [_]  Check box if any part of the fee is offset as provided by Rule 0-11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  N/A                   Filing Party:  N/A
     Form or Registration No.:  N/A                   Date Filed:  N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party offer subject to rule 14d-1
     [_]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transactions subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reposting the results of the tender offer: [_]
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BI Enters Merger Agreement with Kohlberg & Company, L.L.C.

BOULDER, Colo., Aug. 11 /PRNewswire/ -- BI Incorporated (Nasdaq: BIAC), a leading provider of integrated technology systems and treatment services for community-based corrections, today announced that it has entered into a definitive merger agreement providing for the acquisition of the Company by an investor group led by Kohlberg & Company, L.L.C., a private merchant banking firm with offices in Mount Kisco, N.Y. and Palo Alto, Calif. Under the terms of the merger agreement, KBII Acquisition Company, a company formed by the investor group, will acquire all the outstanding shares of common stock of the Company for $8.25 per share in cash, for a total transaction cost of approximately $85 million including the assumption of debt. Under the terms of the merger agreement, KBII Acquisition Company will commence as promptly as practicable a tender offer for all the outstanding shares of common stock of the Company. KBII Acquisition Company has received executed commitment letters, subject to certain customary provisions, which provide for sufficient funds to consummate the transactions.

The Company's Board of Directors has unanimously approved the agreement after receiving the unanimous recommendation of a Special Committee of independent members of the Board which had been formed to consider the proposal and intends to recommend to the Company's shareholders that they tender their shares. The Board has exempted the transaction from its rights plan. SunTrust Equitable Securities has rendered to the Special Committee of the Board of Directors its opinion, that the consideration to be paid to the holders of the Company's common stock is fair from a financial point of view.

Jeremy Kendall, Chairman of the Company's Board of Directors, stated, "I am pleased that the process of seeking to improve shareholder value has resulted in a transaction with a price that reflects a premium of over 100% to the recent closing price of our stock."

David Hunter, President of the Company, noted: "All of us in the management of BI are pleased that the Company will continue as an independent entity with 100% of its focus in corrections. Our new association with Kohlberg & Company affords us a tremendous opportunity to continue, and indeed expand the relationships we have with our customers and to increase our business internally and externally."

Certain information above contains forward-looking statements that involve risk and uncertainties as defined in the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Management believes that its expectations are based on reasonable assumptions. However, no assurances can be given that its goals will be achieved and investors are cautioned that such forward-looking statements involve risk and uncertainties. It should be noted that the earnings history of the Company has not been consistent year to year. Factors that could cause actual results to differ materially include, but are not limited to: fluctuations due to timing of award of government contracts; pricing pressures; change in federal, state and local regulations; liability in excess of insurance coverage; new product introductions by competitors or unexpected delays of new product introductions by the Company; raw material availability; changes in telecommunications regulations or technologies; or the loss of a material contract through lack of appropriations or otherwise. Moreover, other risk factors described in the Company's period filings with the Securities and Exchange Commission could cause actual results to differ from those anticipated in forward-looking statements contained herein.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time the offer is commenced, the acquiring entity will file a tender offer statement and the company will file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of the Company, at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the Commission) and the solicitation/recommendation statement will also be available at no charge at the Commission's website at www.sec.gov.

For more information on BI Incorporated via facsimile at no cost, simply dial 1-800-PRO-INFO and enter the Company symbol BIAC, or visit BI's website at www.bi.com.

CONTACT: Jackie Chamberlin, Chief Financial Officer, 303-218-1000, or David Hunter, President & CEO, 303-218-1000, of BI Incorporated
07:45 EDT
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                                   Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 11, 2000            KBII Acquisition Company, Inc.

                                 By:  /s/  Christopher Lacovara
                                      -------------------------
                                      Christopher Lacovara
                                      Secretary


                                 KBII Holdings, Inc.

                                 By:  /s/  Christopher Lacovara
                                      -------------------------
                                      Christopher Lacovara
                                      Secretary

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